FLEX FUELS ENERGY, INC

November 15, 2007

VIA EDGAR
Mr. Sean Donahue
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	Flex Fuels Energy, Inc.
Registration Statement on Form SB-2
File No. 333-147211

Dear Mr. Donahue:

On behalf of Flex Fuels Energy, Inc. (the “Company”), a Nevada corporation, we specifically incorporate into the facing page of the Registration Statement on Form SB-2, filed by the Company on November 7, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Richard Friedman, Sichenzia Ross Friedman Ference LLP, 61 Broadway, New York, NY 10006, (Facsimile (212) 930-9725).

Very truly yours,

/s/ Paul Gothard
Paul Gothard
Chief Financial Officer